                                                            Exhibit (a)(5)(viii)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

--------------------------------------------x
FERNANDO GONZALEZ, individually and on      |
behalf of all others similarly situated,    |
                                            |     C.A. No. 19173NC
                               Plaintiff,   |
                                            |
               v.                           |               CLASS ACTION
                                            |                COMPLAINT
STEPHEN D. McDONALD, A. CHARLES             |
BAILLIE, DR. WENDY DOBSON, FRANK J.         |
PETRILLI, JOHN G. SEE, LAWRENCE M.          |
WATERHOUSE JR., STEVEN B. DODGE, LEO J.     |
HINDERY, JR., JOHN M. THOMPSON, TORONTO-    |
DOMINION BANK and TD WATERHOUSE             |
GROUP, INC.,                                |
                                            |
                               Defendants.  |
--------------------------------------------x


     Plaintiff alleges on information and belief, except for those allegations which pertain to plaintiff which are alleged upon personal knowledge, as follows:

                                  THE PARTIES

     1. Plaintiff is and has been at all relevant times the owner of common stock of TD Waterhouse Group, Inc. ("TD Waterhouse" or the "Company").

     2. TD Waterhouse is a corporation organized and existing under the laws of the Delaware and is headquartered 100 Wall Street, New York, New York 10005. TD Waterhouse is a global online financial services company. As of October 10, 2001, TD Waterhouse had issued and outstanding about 378,000,000 shares of common stock.
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      3.  Toronto-Dominion Bank ("TD Bank"), a Canadian corporation, owns
331,379,148 TD Waterhouse shares or approximately 88% of the Company's common stock.

      4. Defendant Stephen D. McDonald ("McDonald") is the Deputy Chairman of the Board of Directors and the Chief Executive Officer of TD Waterhouse and is Vice Chair of TD Bank Financial Group, an affiliate of TD Bank.

      5. Defendant A. Charles Baillie ("Baillie") is the Chairman of the Board of Directors of TD Waterhouse. Since 1998 Baillie has served as Chairman and Chief Executive Officer of TD Bank.

      6. Defendant Dr. Wendy Dobson ("Dobson") is and has been at all relevant times a director of both TD Waterhouse and TD Bank.

      7. Defendant Frank J. Petrilli ("Petrilli") is the President and Chief Operating Officer and a Director of TD Waterhouse. Petrilli is also an Executive Vice President of TD Bank Financial Group, an affiliate of TD Bank.

      8. Defendant John G. See ("See") a Vice Chairman of TD Waterhouse and Senior Vice President of TD Bank Financial Group, an affiliate of TD Bank.

      9. Defendants Lawrence M. Waterhouse, Jr. ("Waterhouse"), Steven B. Dodge ("Dodge"), Leo J. Hindery, Jr. ("Hindery"), and John M. Thompson ("Thompson") are and have been at all relevant times a director of TD Waterhouse.

      10. The individual defendants named above (the "Individual Defendants"), as officers and/or directors of Company, and TD Bank, as the majority stockholder of TD Waterhouse, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

                            CLASS ACTION ALLEGATIONS

     11. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

     12. This action is properly maintainable as a class action for the following reasons:

          (a) The Class is so numerous that joinder of all members is impracticable. As of October 10, 2001 there were approximately 175 institutional holders of record of TD Waterhouse common stock and likely thousands more beneficial owners.

          (b) There are questions of law and fact which are common to the Class including, inter alia, the following:

          (i) whether TD Bank and the Individual Defendants have engaged and are continuing to engage in a plan and scheme to benefit TD Bank at the expense of the members of the Class;

          (ii) whether the Individual Defendants, and TD Bank, as majority stockholder of TD Waterhouse, have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care, and candor;

          (iii) whether TD Bank and the Individual Defendants have disclosed all material facts in connection with the challenged transaction; and

          (iv) whether plaintiff and the other members of the Class would be irreparably damaged if TD Bank and the Individual Defendants, are not enjoined from the conduct described
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herein;

     13. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     14. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

     15. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                     BACKGROUND AND SUBSTANTIVE ALLEGATIONS

     16. On October 10, 2001, the Canadian News Wire Service reported that TD Bank through its wholly owned subsidiary, TD Waterhouse Holdings, Inc. had offered to acquire all of the approximately 12% of the outstanding shares of TD Waterhouse's common stock that TD Bank and TD Waterhouse Holdings do not already own (the "Offer"). TD Bank has offered to acquire the balance of TD Waterhouse Group's stock at United States $9 per share in cash. The offer is conditioned upon the acquisition of sufficient shares such that TD Bank will own at least 90% of the outstanding TD Waterhouse common stock.

     17. TD Waterhouse stock has traded as high as $17 per share in the last 52 weeks and as high as $12 in May of 2001.

     18. The price proposed by the Offer is particularly unfair in light of the Company's recent performance and anticipated financial performance. Defendant McDonald said on August 22, 2001 that,

          "Last fiscal quarter [TD Waterhouse] took decisive action to combat weak activity levels through Project 200, a combination of important cost reduction and revenue raising initiatives designed to increase pre-tax income by $200 million. We have made notable progress on Project 200's cost-cutting measures, including surpassing our target of reducing our workforce to 7,000 Associates through attrition this quarter. [And] last month we announced a strategic restructuring that provides near-term relief from challenges in our operating environment and better positions the firm for long term growth." (emphasis added)

     19. In 1999, TD Bank partially spun TD Waterhouse off at a price of $24 per share.

     20. Because TD Bank controls a majority of the Company's common stock, no third party will likely bid for TD Waterhouse. TD Bank thus will be able to proceed with the Offer without an auction or other type of market check to maximize value for the public shareholders.

     21. TD Bank is intent on paying the lowest possible price to Class members, even though TD Bank is duty-bound to pay the highest fair price to the Company's public shareholders. Thus, TD Bank has a clear and material conflict of interest in the Offer.

     22. Because of its control over the Company and TD Waterhouse's Board of Directors, TD Bank is in a position to dictate the terms of the Offer. The directors are beholden to TD Bank for their positions and the perquisites which the enjoy therefrom and cannot represent or protect the interests of the Company's public shareholders with impartiality and vigor.

     23. By reason of the foregoing acts, practices, and course of conduct by defendants, plaintiff and the other members of the Class have been and will be damaged because they will not receive their fair proportion of the value of TD Waterhouse's assets and business and will be prevented from obtaining fair consideration for their shares of TD Waterhouse's common stock.

     24.  The Offer has been timed and structured unfairly in that:

          (a) the Offer is designed and intended to eliminate members of the class as stockholders of the Company from continued equity participation in the Company at a price per share which TD Bank knew or should know is unfair and inadequate;

          (b) TD Bank has unique knowledge of the Company and has access to information denied or unavailable to the Class; and

          (c) TD Bank has violated its duty of fair dealing by timing the transaction to place an artificial cap on the market price of TD Waterhouse stock.

     25. TD Bank and the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the proposed transaction to the irreparable harm of plaintiff and the Class.

     26. Plaintiff and the other members of the Class have no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:

     A. Declaring this to be a proper class action and naming plaintiff as Class representative;

     B. Granting preliminary and permanent injunctive relief against the consummation of the proposed transaction as described herein;

     C. In the event the proposed transaction is consummated, rescinding the transaction or awarding rescissory damages;

     D. Ordering defendants to pay to plaintiff and to other members of the Class all damages
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suffered and to be suffered by them as the result of the acts and transactions alleged herein;

     E. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff's reasonable attorneys and experts fees; and

     F. Granting such other and further relief as may be just and proper in the circumstances.

                                             ROSENTHAL, MONHAIT, GROSS
                                                  & GODDESS, P.A.



                                             By: /s/ Carmella P. Keener
                                                -------------------------------
                                                Suite 1401, Mellon Bank Center
                                                P.O. Box 1070
                                                Wilmington, DE 19899
                                                (302) 656-4433
                                                Attorneys for Plaintiff



OF COUNSEL:

BULL & LIFSHITZ, LLP
Joshua Lifshitz, Esquire
18 E. 41st Street
New York, NY 10017
(212) 213-6222